UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 27, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  Statement of the Supervisory Board relating to the proposal to reappoint Carlo Bozotti for a three year term, the resignation from the Supervisory Board of Didier Lamouche, and the acknowledgment that Didier Lamouche is joining the Company to become the new Chief Operating Officer.

PR No. C2643C

Statement from Supervisory Board of STMicroelectronics

Amsterdam, October 26, 2010 - The Chairman of the Supervisory Board of STMicroelectronics N.V. (NYSE: STM) announced today the following:

●
The decision to propose for shareholder approval at the Company’s next Annual General Meeting in 2011, the reappointment for a three-year term of Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer.

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The resignation of Didier Lamouche as a member of the Supervisory Board effective today. Didier has been a member of the Supervisory Board since April 2006 and we thank him for his valuable contribution.

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The acknowledgement that Didier Lamouche will be joining the Company on November 1, 2010, and following a transition period will become Chief Operating Officer on January 26, 2011, immediately after the announcement of 2010 results.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 27, 2010	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer